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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               SHOPKO STORES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                         Wisconsin                                                                 41-0985054
                   ---------------------                                                         --------------
         (State of incorporation or organization)                                     (I.R.S. Employer Identification No.)


           700 Pilgrim Way, Green Bay, Wisconsin                                                      54304
         ----------------------------------------                                                   ----------
         (Address of principal executive offices)                                                   (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
None

Securities to be registered pursuant to Section 12(b) of the Act:

                        TITLE OF EACH CLASS                                          NAME OF EACH EXCHANGE ON WHICH
                        TO BE SO REGISTERED                                          EACH CLASS IS TO BE REGISTERED
-------------------------------------------------------------------- ---------------------------------------------------------------

                  Preferred Share Purchase Rights                                        New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None



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ShopKo Stores, Inc., a Wisconsin corporation (the "Company"), amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A/A (File No. 001-10876) filed with the Securities and Exchange Commission on September 30, 1997. The Company and Wells Fargo Bank, N.A. (as successor to Norwest Bank Minnesota, National Association) (the "Rights Agent") have entered into the Second Amendment to Rights Agreement, dated as of April 7, 2005 (the "Second Amendment"), to the Rights Agreement, dated as of July 3, 1992, as amended and restated as of September 24, 1997 and further amended as of May 22, 1998 (as so amended, the "Rights Agreement"), between the Company and the Rights Agent, in connection with the execution of the Agreement and Plan of Merger, dated as of April 7, 2005 (the "Merger Agreement"), by and among the Company, Badger Retail Holding, Inc. ("Parent") and Badger Acquisition Corp. ("Acquisition Sub"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Rights Agreement.

The Second Amendment provides that the execution and delivery of the Merger Agreement, the public announcement of such execution and delivery, the performance of the Merger Agreement and the consummation of the Merger (as defined in the Merger Agreement) or the other transactions contemplated thereby will not cause (i) Parent, Acquisition Sub or any of their respective Affiliates or Associates to become an Acquiring Person or (ii) a Distribution Date to occur. The Second Amendment also provides that the Rights shall expire immediately prior to the Effective Time (as defined in the Merger Agreement).

The Second Amendment is filed as Exhibit 4.3 hereto and is incorporated herein by reference. The foregoing summary of the Second Amendment is qualified in its entirety by reference to the full text of such exhibit.


ITEM 1.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Each preferred share purchase right (a "Right") entitles the holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), of the Company at a price of $100.00 per one one-thousandth of a Preferred Share (the "Purchase Price").

The Rights Agreement provides that the Rights will not be exercisable until the Distribution Date, which will be the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's outstanding shares of common stock, par value $.01 per share (the "Common Shares"), or (ii) 10 business days (or such later date as is established by the Board of Directors of the Company (the "Board") before any person or group becomes an Acquiring Person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer which, if consummated, would result in the beneficial ownership by a person or group of 15% or more of the Company's outstanding Common Shares.

Until the Distribution Date (or the earlier redemption or expiration of the Rights), the Rights will be transferred with, and only with, the Common Shares. For Common Shares outstanding as of July 2, 1997, the Rights will be evidenced by the certificates for such Common Shares. For Common Shares issued thereafter, the Rights will be evidenced by a notation on the certificate incorporating the Rights Agreement by reference. In either case, until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for Common Shares will constitute the transfer of the Rights associated with the Common Shares represented by the certificate. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter such separate Right Certificates alone will evidence the Rights.

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person, whose Rights will have become void) will be entitled, upon the exercise of the Right, to receive that number of Common Shares having a market value of two times the exercise price of the Right. In addition, if, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or if 50% or more of its consolidated assets or earning power are sold, each holder of a Right will be entitled to receive, upon the exercise of the Right at its then current exercise price, that number of shares of common stock of the acquiring company having a market value at the time of such event of two times the exercise price of the Right.



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At any time before any person or group becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right, on such terms as the Board may establish in its sole discretion. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the holders will be entitled only to receive the foregoing redemption price.

At any time after any person or group becomes an Acquiring Person, but before the Acquiring Person acquires 50% or more of the Company's outstanding Common Shares, the Board may exchange the Rights (other than those held by the Acquiring Person, which will have become void), in whole or part, at an exchange ratio of one Common Share or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right.

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares; a stock dividend on the Common Shares payable in Common Shares; or a subdivision, combination or reclassification of the Common Shares.

The Purchase Price and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are also subject to adjustment to prevent dilution: in the event of a stock dividend or of a subdivision, combination or reclassification of the Preferred Shares; upon the grant to the Preferred Share holders of certain rights or warrants to subscribe for or purchase Preferred Shares at a price less than the then-current market price for the Preferred Shares or securities convertible into Preferred Shares with a conversion price less than the then-current market price for the Preferred Shares; or upon the distribution to the Preferred Share holders of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants other than those referred to above. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

The holder of a Right, as such, will have no rights as a shareholder of the Company (including, without limitation, the right to vote or to receive dividends) until the Right is exercised. The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, provided that, after the time that any person or group becomes an Acquiring Person, no such amendment shall adversely affect the interests of the holders of the Rights.

If not exercised, redeemed or exchanged sooner, the Rights will expire on the earlier of (i) the close of business on September 23, 2007 and (ii) immediately prior to the Effective Time (as defined in the Merger Agreement) (the "Final Expiration Date"), unless such expiration date is extended.

The Company's Articles of Incorporation set forth the terms of the Preferred Shares. If issued, the Preferred Shares will be entitled to a cumulative preferential quarterly dividend per share equal to the greater of $10 or 1,000 times the dividend declared on the Company's Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive an amount equal to accrued and unpaid dividends, plus an amount per share equal to the greater of $1,000 or 1,000 times the payment made per share to holders of Common Shares. Each Preferred Share will be entitled to 1,000 votes, voting together with the holders of the Common Shares on all matters submitted to the vote of shareholders. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of each Preferred Share will be entitled to receive 1,000 times the amount and type of consideration paid per Common Share. The rights of the holders of Preferred Shares as to dividends and liquidations, their voting rights, and their rights in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth of a Preferred Share purchasable upon the exercise of each Right should approximate the value of one Common Share.

No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.


                                        3

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A copy of the Rights Agreement is available free of charge from the Company.
This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Notwithstanding the preceding description, none of Parent, Acquisition Sub or any of their respective Affiliates or Associates shall be deemed an Acquiring Person and a Distribution Date shall not be deemed to occur as a result of the execution and delivery of the Merger Agreement, the public announcement of such execution and delivery, the performance of the Merger Agreement or the consummation of the Merger (as defined in the Merger Agreement) or the other transactions contemplated thereby.

ITEM 2.      EXHIBITS.


The following exhibits to this Registration Statement on Form 8-A/A are either filed herewith or are incorporated by reference from the documents specified, which documents have been filed with the Securities and Exchange Commission.

EXHIBIT
NUMBER        DESCRIPTION OF EXHIBIT
-------       --------------------------------------------------------------

  4.1 Rights Agreement, dated as of July 3, 1992, between ShopKo Stores, Inc. and Norwest Bank Minnesota, National Association, as amended and restated as of September 24, 1997 (incorporated herein by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A filed on September 30, 1997).

  4.2 Amendment to the Rights Agreement, dated as of May 22, 1998 to the Rights Agreement, dated as of July 3, 1992, as amended and restated as of September 24, 1997, between ShopKo Stores, Inc. and Norwest Bank Minnesota, National Association (incorporated herein by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K dated May 22, 1998).

  4.3 Second Amendment to Rights Agreement, dated as of April 7, 2005, to the Rights Agreement dated as of July 3, 1992, as amended and restated as of September 24, 1997 and further amended as of May 22, 1998, between ShopKo Stores, Inc. and Wells Fargo Bank, N.A., as successor to Norwest Bank Minnesota, National Association (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 8, 2005).































                                       4


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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     ShopKo Stores, Inc.



       April 8, 2005            By:  /s/ Peter G. Vandenhouten
                                     ------------------------------------------
                                     Name: Peter G. Vandenhouten
                                     Title: Assistant General Counsel/Secretary



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                                  EXHIBIT INDEX


 EXHIBIT NUMBER     DESCRIPTION OF EXHIBIT

--------------------------------------------------------------------------------

      4.1 Rights Agreement, dated as of July 3, 1992, between ShopKo Stores, Inc. and Norwest Bank Minnesota, National Association, as amended and restated as of September 24, 1997 (incorporated herein by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A filed on September 30, 1997).

      4.2 Amendment to the Rights Agreement, dated as of May 22, 1998 to the Rights Agreement, dated as of July 3, 1992, as amended and restated as of September 24, 1997, between ShopKo Stores, Inc. and Norwest Bank Minnesota, National Association (incorporated herein by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K dated May 22,
                    1998).

      4.3 Second Amendment to Rights Agreement, dated as of April 7, 2005, to the Rights Agreement dated as of July 3, 1992, as amended and restated as of September 24, 1997 and further amended as of May 22, 1998, between ShopKo Stores, Inc. and Wells Fargo Bank, N.A., as successor to Norwest Bank Minnesota, National Association (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 8, 2005).